

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2019

Ken DeCubellis
Chief Executive Officer
Black Ridge Acquisition Corp.
110 North 5th Street, Suite 410
Minneapolis, MN 55403

      Re: Black Ridge Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed February 15, 2019
          File No. 001-38226

Dear Mr. DeCubellis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Transportation and Leisure

cc: Jeffrey Gallant